FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Issuer
Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

Knight Resources Ltd.
(Translation of registrant’s name into English)

3rd Floor, 157 Alexander Street, Vancouver, BC V6A 1B8
(Address of principal executive officer)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ✓  Form 40-F ________

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ________  No: : ✓

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_________.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Knight Resources Ltd.
        Registrant

Dated: December 21, 2005                                               By: /s/David Patterson/s/, CEO

KNIGHT RESOURCES LTD.

December 21, 2005
Number: 011-05

PRIVATE PLACEMENT

VANCOUVER (December 21, 2005) - Mr. David Patterson, Chief Executive Officer of Knight Resources Ltd., announces that the Company has negotiated a non-brokered private placement in an amount up to $300,000. These funds will be raised by the Company issuing a total of up to 1,764,706 flow-through shares at a price of $0.17 per share.

The funds raised by way of this private placement will be used for the Company's 2006 exploration program on the West Raglan Project. A preliminary 2006 budget of $3,000,000 in phase I and, subject to the results of phase I, tentatively $2,000,000 in phase II has been agreed to by Knight and Anglo American Exploration (Canada) Limited (‘AAEC’).

The private placement is subject to the approval of the TSX Venture Exchange.

ON BEHALF OF THE BOARD OF
KNIGHT RESOURCES LTD.

David Patterson
Chief Executive Officer